                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                             IMPERIAL SUGAR COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    453096208
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                  May 19 ,2005
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  453096208

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Master Fund, Ltd.
       98-0425156

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [_]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

--------------------------------------------------------------------------------
       NUMBER OF        7   SOLE VOTING POWER
        SHARES              1,368,792
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
       REPORTING            0
        PERSON
         WITH          ---------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                            0

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                            1,368,792

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,368,792

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

CUSIP No.  453096208

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Asset Management, LLC
       22-3563247

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [_]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
       NUMBER OF        7   SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8   SHARED VOTING POWER
       REPORTING            154,549
        PERSON
         WITH          ---------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            0

                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            1,523,341

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,523,341

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IA

--------------------------------------------------------------------------------

CUSIP No.  453096208

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George J. Schultze

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [_]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
       NUMBER OF        7   SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8   SHARED VOTING POWER
       REPORTING            154,549
        PERSON
         WITH          ---------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            0

                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            1,523,341

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,523,341

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Imperial Sugar Company.                         CUSIP Number: 453096208

ITEM 1. SECURITY AND ISSUER.


      This Amendment No. 4 to Statement on Schedule 13D (the "Amendment No. 4") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 20, 2004 (the "Original Statement") and the Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on October 12, 2004 (the "Amendment No. 1"), the Amendment No. 2 to Statement on Schedule 13D filed with the Securities and Exchange Commission on December 22, 2004 (the "Amendment No. 2"), and the Amendment No. 3 to Statement on Schedule 13D filed with the Securities and Exchange Commission on February 9, 2005, as revised to correct a typographical error and re-filed on February 10, 2005 (the "Amendment No. 3") on behalf of Schultze Asset Management, LLC, George J. Schultze, and the Schultze Master Fund, Ltd., and relates to the common stock, no par value (the "Common Stock"), of Imperial Sugar Company, a Texas corporation (the "Company"). This Amendment No. 4 is filed by Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze (collectively, the "Reporting Persons"). The principal executive offices of the Company are located at One Imperial Square, PO Box 9, Sugar Land, TX 77487, United States. Except as set forth herein, the Original Statement is unmodified.


ITEM 2. IDENTITY AND BACKGROUND.


      Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and
(iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management LLC's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts").

      Schultze Master Fund, Ltd., a Cayman Islands company, is one of Schultze Asset Management, LLC's Managed Accounts. Schultze Master Fund, Ltd.'s principal business address is c/o Caledonian Fund Svcs. Ltd, P.O. Box 1043 GT, Grand Cayman, Cayman Islands.

      George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC. George
J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

      This Amendment No. 4 reports Schultze Asset Management, LLC's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

                                                 Shares of Common Stock of
                Managed Account                         the Company
                ---------------                  -------------------------
         Schultze Master Fund, Ltd.                      1,368,792
         AIP Alpha Strategies I Fund                       83,858
         Arrow Distressed Securities Fund                  69,621
         Yolanda Schultze                                  1,070
               TOTAL                                     1,523,341


      In addition, this Amendment No. 4 reports the direct ownership of Schultze Master Fund, Ltd. of 1,368,792 shares of Common Stock of the Company.

      During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All funds used to purchase or acquire a security interest in the Company came directly from proceeds of investment advisory clients.

ITEM 4. PURPOSE OF TRANSACTION.

      Schultze Asset Management, LLC is a long-term shareholder of the Company and has, directly and through its representatives and advisors, from time to time had discussions and corresponded with the Company's management, members of the Company's board of directors, and the Company's representatives and advisors, about the Company's business plans, strategies, and related matters. Following recent such discussions and correspondence with Mr. Robert A. Peiser, President and Chief Executive Officer of the Company, and others, on May 19, 2005, Schultze Asset Management, LLC sent a letter to Mr. Peiser and the Company's board of directors stating, among other things, that Schultze Asset Management, LLC proposes to acquire the Company in a merger for $17.00 per share in cash for all of the outstanding shares of the Company not already owned by Schultze Asset Management, LLC. Such proposed consideration represents a premium of approximately 35% over the average closing price of the Company's common stock over the twenty trading days preceding the letter.

      The letter states that Schultze Asset Management, LLC's offer is not contingent on obtaining financing, but that it is contingent on obtaining access to customary due diligence information from the Company. The letter also provides that the offer is subject to the negotiation and execution of a definitive acquisition agreement in writing containing customary representations, warranties, covenants and closing conditions. The complete text of the letter, together with related correspondence from Schultze Asset Management, LLC to the Company, is attached as Exhibit II.

      Included in Exhibit II is a letter to the Company from Schultze Asset Management, LLC dated February 8, 2005. That letter contains an attachment from Schultze Asset Management, LLC's financial advisor, CRT Capital Group LLC ("CRT"), regarding potential financing terms for an acquisition of the Company by Schultze Asset Management, LLC (the "CRT Letter"). The CRT Letter, and the term sheet contained therein, were based upon the state of the credit markets as of February 8, 2005. Because of significant changes to the credit markets since that time, CRT has informed Schultze Asset Management, LLC that it has withdrawn the CRT Letter.

      Schultze Asset Management, LLC offered to acquire the Company for $17.00 per share in its February 8, 2005 letter in part due to very favorable financing terms then afforded by the credit markets. The Company failed to engage Schultze Asset Management, LLC in meaningful negotiations at that time, and the credit markets have since worsened. Notwithstanding these developments, Schultze Asset Management, LLC has significant financial resources at its disposal and access to numerous other financing sources. As a result, Schultze Asset Management, LLC is confident that it can finance the proposed acquisition and its current offer does not contain any financing contingency.

      Schultze Asset Management, LLC's offer contained in its letter dated May 19, 2005 and attached as part of Exhibit II is an offer to the Company only, and is not, and should not be interpreted to be, an offer to or a solicitation of an offer from any other person or entity, including, without limitation, any other shareholder of the Company. Schultze Asset Management, LLC's offer contained in its letter dated May 19, 2005 and attached as part of Exhibit II is not, and should not be interpreted to be, a solicitation of any consent or proxy from any other person or entity, including, without limitation, any other shareholder of the Company. Schultze Asset Management, LLC's offer contained in its letter dated May 19, 2005 and attached as part of Exhibit II is not, and should not be interpreted to be, nor does it represent or reflect, any agreement, arrangement or understanding (whether or not in writing) with any person or entity, other than the Company, for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

      In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Company, its representatives and advisors, and/or other actions taken by the Company, Schultze Asset Management, LLC will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional stock of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed a plan or proposal or be included as a step in the acquisition proposal described in the first paragraph of this Item 4 of this Amendment No. 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of this Amendment No. 4.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of this Amendment No. 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's stock in particular, as well as other developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.



(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,523,341 shares of Common Stock of the Company, which represents approximately 14.4% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,548,267 shares of Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 5, 2005).

      Schultze Master Fund, Ltd. directly owns 1,368,792 shares of Common Stock of the Company, which represents approximately 13.0% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,548,267 shares of Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 5, 2005).


(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein. See Item 2, above.

      On behalf of the Managed Accounts other than Schultze Master Fund, Ltd., Schultze Asset Management, LLC has the shared power to vote 154,549 shares of Common Stock of the Company, and George J. Schultze controls Schultze Asset Management, LLC. Schultze Asset Management, LLC has the shared power to dispose of 1,523,341 shares of Common Stock of the Company, including the 1,368,792 shares of Common Stock of the Company held by Schultze Master Fund, Ltd.

Although Schultze Asset Management, LLC is the investment adviser for Schultze Master Fund, Ltd., Schultze Master Fund, Ltd.'s board of directors retains the sole power to vote the shares of Common Stock directly owned by Schultze Master Fund, Ltd.


(c) Except as described in the Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days other than the following:

      Schultze Master Fund, Ltd. purchased 30,000 shares of the Company's common stock on March 18, 2005 at an average price of $13.13 per share.

      Schultze Master Fund, Ltd. purchased 68,767 shares of the Company's common stock on March 21, 2005 at an average price of $13.21 per share.

      AIP Alpha Strategies I Fund purchased 1,233 shares of the Company's common stock on March 21, 2005 at an average price of $13.21 per share.

Each of these purchases are included in all amounts indicated elsewhere in this Amendment No.4.

(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated for each such Managed Account in Item 2, above. However,

Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.


(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      Except as may be described in this Amendment No. 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze, dated as of December 20, 2004 (previously filed with the Securities and Exchange Commission on December 22, 2004 as Exhibit I to Amendment No. 2 and incorporated herein by reference).

Exhibit II Letter from Schultze Asset Management, LLC to the Company, dated May 19, 2005, with related prior correspondence.

                                    SIGNATURE


      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Date: May 19, 2005


                                    SCHULTZE MASTER FUND, LTD.


                                    By: /s/ George J. Schultze
                                        ----------------------------------------
                                    Name:  George J. Schultze
                                    Title: Director



                                    SCHULTZE ASSET MANAGEMENT, LLC


                                    By: /s/ George J. Schultze
                                        ----------------------------------------
                                    Name:  George J. Schultze
                                    Title: Managing Member




                                    /s/ George J. Schultze
                                    --------------------------------------------
                                    George J. Schultze